Exhibit 99.1

GOLD RESERVE ANNOUNCES RETIREMENT OF CHIEF FINANCIAL OFFICER

SPOKANE, Washington, December 31, 2021 NR-21-07

Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) announced that Robert A. McGuinness, the Company’s Vice President -Finance and Chief Financial Officer, has retired effective December 31, 2021. “On Behalf of all my Gold Reserve colleagues and the Board of Directors, I want to extend our appreciation to Bob. I would like to thank and acknowledge Bob’s many contributions, outstanding service and valued counsel and his 28 years with the Company. Bob will be missed and we wish him the very best in his retirement” said Rockne J. Timm Chief Executive Officer.

Mr. Timm also announced that David P. Onzay, who currently serves as the Company’s Corporate Controller will be promoted to Chief Financial Officer, effective January 1, 2022. We believe that Dave’s 28 years of experience with the Company makes him the ideal candidate to assume the new position and will allow for a smooth transition.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov/edgar, and www.sedar.com.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risks and uncertainties associated with the U.S. and Canadian sanctions against Venezuela and/or its government officials, risks associated with the continued failure by Venezuela to honor its commitments under the Settlement Agreement and/or the Award; risks associated with the collection of the Award and substantial concentration of our operations and assets in Venezuela and risks that any future Venezuelan administration will fail to respect the agreements of the prior administration. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2020 which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2020 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.